

February 25, 2009

Mr. John Adair
Chief Executive Officer
Green Energy Holding Corp.
2101 N.W. Boca Raton Blvd, Suite 1
Boca Raton, FL 33431

RE: **Form 8-K Item 4.01 filed February 25, 2009**
        File #0-52631

Dear Mr. Adair:

We have reviewed your filings and have the following comments. Where indicated, we think
you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
number listed at the end of this letter.

1. We note your disclosure that "RCPC's dismissal follows Green Energy's filing of its
    annual report on Form 10-Q for the quarter ended December 31, 2008, which report did
    not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified
    as to uncertainty, audit scope, or accounting principles." Please amend your Form 8-K
    and revise your disclosure to state whether the accountant's reports on the financial
    statements for either of the past two years ended June 30, 2008 contained an adverse
    opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit
    scope or accounting principles; and a description of the nature of each such adverse
    opinion, disclaimer of opinion, modification or qualification. This would include
    disclosure of uncertainty regarding the ability to continue as a going concern in the
    accountant's report. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments,
    please obtain and file an updated Exhibit 16 letter from the former accountants stating
    whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant